SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

On April 20th, 2004 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the six month period ended on March 31, 2004. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of March 31,
	2004	2003
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS

CURRENTS ASSETS
Cash and Banks	6,211	3,496
Time deposits	300	9,443
Marketable securities (net)	0	2,109
Accounts receivable (net)	67,433	46,242
Notes receivable (net)	8,221	7,085
Sundry debtors	6,175	5,085
Notes and accounts receivable from related companies	3,152	2,107
Inventories (net)	75,924	67,878
Recoverable taxes	10,195	13,736
Prepaid expenses	4,478	3,295
Deferred taxes	0	451
Other current assets	29,258	30,843

Total current assets	211,347	191,770

FIXED ASSETS
Land	66,029	62,561
Buildings and infrastructure	104,583	102,907
Machinery and equipment	489,177	478,193
Other fixed assets	167,057	150,243
Asset reappraisal	0	0
Less: depreciation	(193,759)	(169,950)

Total fixed assets	633,087	623,954

OTHER ASSETS
Investments in related companies	0	0
Investments in other companies	10	188
Goodwill	1,391	1,280
Negative goodwill	(1,829)	(1,894)
Long term receivable	1,182	1,400
Notes and accounts receivable from related companies	2,997	3,297
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	8,315	4,262

Total other assets	12,066	8,533

TOTAL ASSETS	856,500	824,257

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of March 31,
CONSOLIDATED BALANCE SHEET	2004 THUS$	2003 THUS$

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Due to banks and financial institutions short/term	24,777	25,369
Short/term portion of long/term liabilities to banks and financial institutions	42,835	44,938
Short-term portion of long term Bonds	11,727	27,124
Other long/term liabilities due within one year	320	314
Dividends payable	199	157
Accounts payable	20,678	22,255
Notes payable	0	0
Sundry creditors	1,857	967
Notes and accounts payable to related companies	3,845	2,004
Provisions	5,224	3,736
Withholdings	2,536	2,029
Income tax	0	4,521
Unearned income	3	42
Deferred taxes	0	0
Other current payable	9	1,380

Total current liabilities	114,010	134,836

LONG-TERM LIABILITIES
Due to banks and financial institutions	71,441	131,943
Bonds Payable	123,377	45,000
Notes payable	0	0
Sundry creditors	12,219	7,598
Notes and accounts payable to related companies	0	0
Provisions	668	29
Deferred taxes	10,858	7,415
Other long term payable	0	0

Total long-term liabilities	218,563	191,985

Minority interest	65,221	60,717

SHAREHOLDERS' EQUITY
Paid/up capital stock	237,022	237,022
Capital revaluation reserve	0	0
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	57,908	49,387
Accumulated deficit for development period (less)	0	0

Retained Earnings	163,776	150,310

Reserve future dividends	127,315	117,156
Accumulated profits	28,181	33,147
Accumulated losses (less)	0	0
Net income for the period	8,280	7
Interim dividends (less)	0	0

Total shareholders' equity	458,706	436,719

Total liabilities and shareholders' equity	856,500	824,257

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period Ended March 31,
CONSOLIDATED STATEMENT OF INCOME	2004 THUS$	2003 THUS$

Sales	87,861	62,395
Cost of sales (less)	(65,459)	(48,888)
Gross margin	22,402	13,507
Selling and administrative expenses (less)	(10,767)	(9,687)

OPERATING RESULT	11,635	3,820

Financial Income	717	649
Income on investments in related companies	0	0
Other non operating income	266	225
Loss on investments in related companies (less)	(2)	(48)
Amortization of goodwill (less)	(28)	(77)
Financial expenses (less)	(4,248)	(3,877)
Other non/operating expenses (less)	(845)	(355)
Price/level restatement	0	508
Exchange Differences	2,378	(261)

NON /OPERATING RESULT	(1,762)	(3,236)

Result before income taxes and minority interest	9,873	584
Income taxes (less)	(1,742)	(382)
Consolidated Profit (Loss)	8,131	202
Minority interests	124	(220)
Amortization negative goodwill	25	25

NET INCOME	8,280	7

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period ended March 31,
CONSOLIDATED STATEMENT OF CASH FLOW	2004 THUS$	2003 THUS$

Cash flow from operating activities
Collection of accounts receivable	96,706	74,752
Interest income receivable	2,101	116
Dividends and other distributions received	0	0
Other income	3,935	1,254
Payments of suppliers and personnel (less)	(90,079)	(69,578)
Interest paid (less)	(2,014)	(438)
Income tax paid (less)	(1,020)	(457)
Other expenses paid (less)	(369)	(350)
V.A.T. and similar paid (less)	(2,353)	(1,831)

Net positive (negative) cash flow from operating activities	6,907	3,468

Cash flow from financing activities
Issuance of cash shares	0	0
Loans drawn	1,710	39,270
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	2	0
Dividends paid (less)	0	0
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(16,142)	(20,511)
Bonds paid (less)	0	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	(14)	0

Net positive (negative) cash flow from financing activities	(14,444)	18,759

Cash flow from investment activities
Sales of fixed assets	0	0
Sales of permanent investments	0	0
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	0	235
Acquisition of fixed assets (less)	(4,992)	(8,379)
Interest capitalized repaid (less)	(730)	(822)
Permanent investments (less)	0	0
Investments in securities (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	0

Net positive (negative) cash flow from investment activities	(5,722)	(8,966)

Net total positive (negative) cash flow of the period	(13,259)	13,261

Effect of inflation on cash and cash equivalents	0	(418)

Net change in cash and cash equivalents (less)	(13,259)	12,843

Initial balance of cash and cash equivalents	19,770	2,205

Final balance of cash and cash equivalents	6,511	15,048

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period ended March 31,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY	2004	2003
OPERATING ACTIVITIES	THUS$	THUS$

Net income (loss) for the period	8,280	7

Results on sales of assets:
(Profit) loss on sales of fixed assets	0	0
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Charges (credits) to income not affecting cash flow:
Depreciation for the period	6,757	6,383
Amortization of intangibles	87	2
Write/off and provisions	325	0
Income from investment in related companies (less)	0	0
Loss on investment in related companies	2	48
Amortization of goodwill	28	77
Amortization of negative goodwill (less)	(25)	(25)
Net price/level restatements	0	(508)
Net exchange difference	(2,378)	261
Other credit to income not affecting cash flow (less)	(70)	0
Other changes to income not affecting cash flow	1,067	1,037

Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(10,463)	(3,241)
Decrease (increase) in inventories	1,792	(4,040)
Decrease (increase) in other assets	(879)	(334)

Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	(1,892)	(611)
Increase (decrease) in interest payable	1,208	2,655
Net Increase (decrease) in income taxes payable	667	25
Increase (decrease) in other accounts payable related to non/operating income	277	1,351
Net increase (decrease) value added tax and similar payable	2,248	161
Profit (loss) of minority interest	(124)	220

Net positive (negative) cash flow from operating activities	6,907	3,468

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003
(Free translation from the original in Spanish)

NOTE 1- COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1, 2004 and March 31, 2004, and are presented compared to the same period of 2003.

b) Currency used in accounting

By the Resolution N° 259 of the Chilean Internal Taxes Service , dated April 10, 2003, the Company was authorized to have its accounting in dollars of the United States of America from January 1, 2003. Otherwise, dated October 10, 2003, the Chilean Superintendence of Securities and Insurance authorized the Company to present its financial statements and quarters FECUs in dollars of the United States of America.

c) Consolidated financial statements preparation basis.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendent of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendent of Securities and Insurance will primate.

In accordance to Circular N° 79 and N° 81 of the SVS dated January 19 and 22 2002, the Company recorded the effects of the application of the Argentinean Peso Exchange rate in the conversion of the financial as of September 30, 2003 as required by the Technical Bulletin N° 64 of the Chilean Institute of Accountants.

d) Presentation basis.

The current financial statements have been issued in dollars of the United States of America, for which no updating factor have been applied to the numbers in this document.

e) Consolidated basis.

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of
			March 31,2004			March 31,2003
RUT	Company	Business	Direct	Indirect	Total	Total

79,554,560-3	Inversiones Coronel Limitada	Investments	99.9842	0.0158	100.0000	100.0000
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.0000	100.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4492	0.0000	60.4492	60.4492
79,616,940-0	Masisa Concepción Limitada		0.0100	99.9900	100.0000	100.0000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.	Wood products and by/products processing	1.0000	99.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.		0.1000	99.9000	100.0000	100.0000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0024	99.9976	100.0000	100.0000
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.0000	100.0000	100.0000	100.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	60.4492	60.4492	60.4492
Foreign	Forestal Argentina S.A.		0.0000	30.2900	30.2900	30.2900

The effects of unrealized results form transactions with subsidiaries have been eliminated.

In the subsidiary Forestal Tornagaleones S.A. Extraordinary Board Meeting held on November 11, 2003, its Board agreed to proceed with the liquidation and dissolution of its subsidiary FTG Overseas Ltd. On December 31, 2003, the documents needed to proceed with the liquidation and dissolution of FTG Overseas Ltd. were presented to the Record of Societies in which FTG Overseas Ltd. was registered and which managed the legal existence of the company. Thus, and as of December 31, 2003, the FTG Overseas Ltd. liquidator will distribute the assets, liabilities, rights and obligations of FTG Overseas Ltd. to its controlling and only shareholder Forestal Tornagaleones S.A. Currently the proceedings needed for the dissolution of FTG Overseas Ltd. are in process and is estimated that will be concluded within the first quarter of 2004.

Nevertheless, and due to that at the date of the release of the current financial statements the process of dissolution of the society have not been concluded, been pending the final resolution of the FTG Overseas Ltd. liquidator, the society has not recognize in the financial statements the effects of this subsidiary dissolution, and the transfer of the assets, liabilities, rights and obligations to its controlling and only shareholder Forestal Tornagaleones S.A. Nonetheless, the effects in the current financial statements, if the assets, liabilities, rights and obligations of that subsidiary were incorporated, have no impact over the results, shareholder’s equity or financial situation of the controller Forestal Tornagaleones S.A., legal successor of FTG Overseas Ltd.

f) Price-level restatement

The subsidiaries that carries their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency. For this effects, the current legal dispositions have been applied. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which was –0.5% in 2004 (0.5% in 2003).

g) Foreign currency

The Company is authorized to have its accounting and present its financial statements in American dollars. The American dollar is used as common currency and, whereof, the assets and liabilities corresponding to different currencies have been expressed in American dollars at the exchange rates of the end of each period. The exchange differences are accounted in results.

As of March 31 2004 and 2003 the main closing exchange rates used, expressed in US dollars, were the following:

Currency		2004	2003
		US$	US$

Chilean pesos	Ch$	616.41	731.56
Argentine Pesos	Ar$	2.86	2.98
Real (Brazil)	$R	2.90	3.35
Mexican Peso	MxN	11.21	10.67
Unidad de Fomento (U.F.)	U.F.	0.0366	0.0436

h) Financial Investments

Time deposits are presented at inverse value plus interests and readjustments accrued at the end of each period and are classified under the category of the same name.

i) Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2k). As of March 31, 2003, this account includes the expenses related to roads built for the harvesting, which were valued at their cost and accounted at its cost of sales, in the time the forests associated are exploited and sold.

The amount thus determined does no exceed their corresponding market values.

j) Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

k) Fixed assets

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated at December 31, 2002, date in which the figures were converted to American dollars. The costs mentioned includes the actual financial cost incurred by the company, until those assets were in conditions to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been accounted with surplus to the forestry reserve fund in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

l) Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

m) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract, On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests.

n) Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses. Investments in companies located in other countries have been valued in accordance with Technical Bulletin N°64 of the Chilean Institute of Accountants.

In accordance to Circular N° 150 of the SVS, the Company had made an evaluation over the value of its subsidiaries assets in Argentina, Mexico and Brazil, and over the cash flows this subsidiaries produce, the Company had concluded that it don’t need to make any adjustment for this concept, due to there has been no significant decay in the recuperation value of those respective assets.

o) Goodwill and negative Goodwill

This item represents the difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, was amortized in a period of 10 years, given the returns of the production management of the actual plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A.. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill

The capital’s raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company . This value will be amortized in a period of 20 years.

p) Securities purchased under resale agreements

Are included in the account “Other Current Assets” and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus the accrued interest as of the last day of the period. The value thus determined does not exceed the current market value.

q) Expenses of the issuance and placement of shares and debts titles

The society presents under the account “Other Assets”, the expenses of the issuance and placement of debt titles made in the 2003 exercise, which will be amortized in the terms of the respective debt.

r) Bonds payable

Bonds payable corresponds to the placement in Chile of unmaterialized bonds, which are valued at their nominal value plus readjustments and interests accrued at the closing date of the exercise. The difference between the nominal value and the placement value is registered as deferred asset. This asset is amortized in the term period of the obligation.

s) Income tax and Deferred tax

The company has recognized its tax obligations in conformity with current legislation.

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N° 60, 68, 69 and 71 of the Chilean Institute of Accountants and in the Circular N° 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

t) Sales

Sales value corresponds to the sale of the Company manufactured products, and their price is given by present market regulations.

u) Derivative contracts

As of December 31, 2003, the Company keeps swap interest rates contracts with financial institutions. This contracts were defined as hedge and are registered by which is establishes in the Boletín Técnico Nro 57 of the Colegio de Contadores de Chile A.G.

The losses not accrued neither accomplished by this contracts are presented in “Other Assets”, and the results already accomplished are presented as financial expenses as of the closing date of this financial statements.

v) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

w) Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

x) Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N° 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:
- May be quickly converted in a known amount of cash.
- The Company has the intention to do the this conversion in no more than 90 days.
- There is a minimum risk of a significant lose of value due to this investment

As of March 31, 2004, all the short-term investments of the company meet the mentioned conditions.

The Balance of cash and cash equivalents is as follows:

	Initial Balance	Final Balance
	THUS$	THUS$

2004
Cash	8,657	6,211
Time deposits	0	300
Marketable securities	0	0
Securities purchased under resale agreements	11,113	0

Total	19,770	6,511

2003
Cash	1,891	3,496
Time deposits	314	9,443
Marketable securities	0	2,109
Securities purchased under resale agreements	0	0

Total	2,205	15,048

Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 - CHANGES IN ACCOUNTING PRINCIPLES

During the exercise comprise between January 1 and march 31, 2004, there have been no changes in the accounting principles for the current period in comparison to the previous period.

NOTE 4 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

	Currency
	Less than 90 days		More than 90 and less than 1 year			Currency Total		Long-term
	03/31/2004	03/31/2003	03/31/2004	03/31/2003	Sub-Total	03/31/2004	03/31/2003	03/31/2004	03/31/2003

Account receivable	68,796	44,401	1,469	1,841	70,265
Non-collect receivables estimate	0	0	0	0	2,832	67,433	46,242	512	0
Notes receivable	8,195	6,640	640	445	8,835
Non-collect receivables estimate	0	0	0	0	614	8,221	7,085	0	0
Sundry debtors	6,006	4,717	312	368	6,318
Non-collect receivables estimate	0	0	0	0	143	6,175	5,085	670	1,400

						Total Long Term receivable		1,182	1,400

Debtors’ profile

The debtors’ profile is presented as follow (net of allowances).

	2004	2003
	THUS$	THUS$

National receivable
Account receivable	17,425	12,567
Notes receivable	45	3,426
Short-term Sundry debtors	988	1,930
Long-term Sundry debtors	481	591

Foreign receivable

Account receivable	50,008	33,675
Account Receivable for local sales	25.84%	27.18%
Account Receivable for foreign sales	74.16%	72.82%

Notes receivable	8,176	3,659
Notes receivable in dollars	0.55%	48.36%
Notes receivable in other currencies	99.45%	51.64%

Short-term Sundry debtors	5,187	3,155
Sundry debtors in dollars	16.00%	37.95%
Sundry debtors in other currencies	84.00%	62.05%

Long-term Sundry debtors	701	809
Long-term Sundry debtors in dollars	40.69%	42.21%
Long-term Sundry debtors in other currencies	59.31%	57.79%

NOTE 5 - TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement . Export sales to foreign related companies are in American dollars, without interest and not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

The long term account receivable for the subsidiary Forestal Río Calle Calle S.A. are summarized in American dollars (US$).

Notes and account receivable from related companies:

RUT	Company	Short-Term		Long-Term
		03/31/2004	03/31/2003	03/31/2004	03/31/2003

96,626,060-2	Forestal Río Calle Calle S.A.	0	0	2,997	3,297
Foreign	Forestal Terranova Mexico S.A.de C.V.	0	180	0	0
Foreign	Terranova Costa Rica S.A.	0	78	0	0
Foreign	Terranova Colombia S.A.	129	726	0	0
Foreign	Amanco Guatemala S.A.	58	0	0	0
Foreign	Masnova de Mexico S.A. de C.V.	1,768	870	0	0
	Fibranova C.A.	726	0	0	0
	Amanco Costa Rica S.A.	314	0	0	0
Foreign	Amanco el Salvador	28	0	0	0
	Hondilut S.A. (Amanco Honduras)	129	0	0	0
Foreign	Terranova Forest Products, Inc.	0	209	0	0
Foreign	Forestal Terranova de Guatemala S.A.	0	44	0	0

TOTAL		3,152	2,107	2,997	3,297

a) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term
		03/31/2004	03/31/2003	03/31/2004	03/31/2003

96,626,060-2	Forestal Río Calle Calle S.A.	31	467	0	0
96,802,690-9	Terranova S.A.	73	0	0	0
96,469,000-6	Andinos S.A.	0	281	0	0
96,527,410-3	Sociedad Forestal Millalemu S.A.	0	2	0	0
Foreign	Forestal Terranova Mexico S.A.de C.V.	3,534	0	0	0
Foreign	Terranova Costa Rica S.A.	139	0	0	0
Foreign	Terranova Brasil Limitada	56	0	0	0
Foreign	Forestal Terranova de Guatemala S.A.	10	0	0	0
	Nicalit S.A. (Amanco Nicaragua)	2	0	0	0
Foreign	Fibranova C.A.	0	1,254	0	0

TOTAL		3,845	2,004	0	0

b) come from related companies and persons:

				03/31/2004		03/31/2003
Company	RUT	Relationship	Concept	Amount THUS$	Effect on Income, Profit (loss) (loss) (loss) THUS$	Amount THUS$	Effect on Income, Profit (loss) (loss) (loss) THUS$

Andinos S.A.	96,469,000-6	Common director	Purchase of raw materials	0	0	416	0
Andinos S.A.	96,469,000-6	Common director	Reimburse invoice	0	0	11	0
Andinos S.A.	96,469,000-6	Common director	Paid invoice	0	0	464	0
Andinos S.A.	96,469,000-6	Common director	Services rendered	0	0	3	3
Forestal Millalemu S.A.	96,527,410-3	Common director	Purchase of raw materials	0	0	1	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Rentals paid	0	0	2	(2)
Forestal Millalemu S.A.	96,527,410-3	Common director	Paid invoice	0	0	3	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Interest	47	47	50	50
Forestal Rio Calle Calle S.A.	Foreign	Associated	Purchase of raw materials	0	0	500	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Services	0	0	483	(409)
Terranova S.A.	96,708,490-5	Common director	Reimburse invoice	178	0	1	0
Terranova S.A.	96,708,490-5	Common director	Services and expenses invoice	479	104	0	0
Terranova S.A.	96,708,490-5	Common director	Purchase of raw materials	804	(21)	0	0
Terranova S.A.	96,708,490-5	Common director	Paid invoice	560	0	0	0
Fibranova C.A.	Foreign	Common director	Reimburse invoice	44	2	6	0
Fibranova C.A.	Foreign	Common director	Sales of products	567	0	169	24
Fibranova C.A.	Foreign	Common director	Purchase of products	0	0	1,104	0
Fibranova C.A.	Foreign	Common director	Paid invoice	0	0	846	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Logistics service	257	(257)	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Sales of products	99	13	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Administration services	16	(16)	25	(25)
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Reimburse invoice	567	0	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Expense recovery	0	0	175	(175)
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Paid invoice	0	0	227	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Boards purchase	2,470	(2,470)	0	0
Terranova de Brasil Limitada	Foreign	Common director	Purchase of raw materials	301	0	116	0
Terranova de Brasil Limitada	Foreign	Common director	Paid invoice	292	0	125	0
Terranova Costa Rica S.A.	Foreign	Common director	Sales of products	0	0	79	11
Terranova Costa Rica S.A.	Foreign	Common director	Reimburse invoice	0	0	117	0
Terranova Costa Rica S.A.	Foreign	Common director	Services and expenses invoice	139	(28)	0	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Sales of products	44	0	44	2
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Reimburse invoice	44	0	0	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Services and expenses invoice	10	(2)	0	0
Amanco Costa Rica S.A.	Foreign	Common director	Sales of products	195	11	0	0
Amanco Costa Rica S.A.	Foreign	Common director	Reimburse invoice	149	0	0	0
Amanco Guatemala S.A.	Foreign	Common director	Sales of products	64	10	0	0
Amanco Guatemala S.A.	Foreign	Common director	Reimburse invoice	16	0	0	0
Amanco El Salvador S.A.	Foreign	Common director	Sales of products	28	8	0	0
Amanco El Salvador S.A.	Foreign	Common director	Reimburse invoice	96	0	0	0
Hondilut S.A.(Amanco Honduras)	Foreign	Common director	Sales of products	132	33	0	0
Terranova Colombia S.A.	Foreign	Common director	Sales of products	133	0	250	59
Terranova Colombia S.A.	Foreign	Common director	Reimburse invoice	0	0	237	0
Terranova Forest Products, Inc.	Foreign	Common director	Sales of products	0	0	209	8
Terranova Forest Products, Inc.	Foreign	Common director	Reimburse invoice	19	0	0	0
Terranova Venezuela S.A.	Foreign	Common director	Services and expenses invoice	4	0	0	0

Terranova Venezuela S.A.	Foreign	Common director	Reimburse invoice	2	0	0	0

MasNova de México S.A. de C.V.	Foreign	Common director	Paid invoice	0	0	137	0

NOTE 6 – INVENTORIES

The principal components are set forth below:

	2004	2003
Inventories	THUS$	THUS$

Finished goods	47,326	37,958
Obsolescence Provision	(516)	(826)
Raw Materials	11,680	12,295
Other material	5,899	3,731
Spare parts	5,032	7,723
Forest and Plantation in exploitation	6,503	6,997

Total	75,924	67,878

NOTE 7 – DEFERRED TAXES AND INCOME TAXES

At March 31 2004, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

2004
THUS$

Masisa S.A.’s taxable income	4,471
Inversiones Coronel Ltda.’s taxable income	864
Masisa Inversiones Ltda’s taxable income	1,681

Balances of tributary retained gains and their respective credits:

1) Masisa S.A.	: Taxed Earning Reserve amounting THUS$4,382 with credit of 15%, THUS$24,158 with credit of 16%, THUS$4,794 with credit of 16.5%, THUS$4,471 with credit of 17%, and THUS$12,420 without credit.
2) Masisa Inversiones Limitada	: Taxed Earning Reserve amounting THUS$5,958 with credit of 15%, THUS$5,326 with credit of 16%, THUS$5,449 with credit of 16,5%, THUS$1,681 with credit of 17%, and THUS$1,081 without credit.
3) Inversiones Coronel Limitada	: Taxed Earning Reserve amounting THUS$1,292 with credit of 15%, THUS$582 with credit of 16%, THUS$296 with credit of 16,5%, THUS$864 with credit of 17%, and THUS$65 without credit.
4) Masisa Argentina	: (Tax loss)
5) Masisa Concepción Limitada	: (Tax loss)
6) Masisa do Brasil Limitada	: (Tax loss)
7) Maderas y Sintéticos del Perú S.A.C.	: (Tax loss)
8) Forestal Tornagaleones S.A.	: (Tax loss)

a) Deferred Tax

The balances for this item are as follows:

	03/31/2004				03/31/2003
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	627	0	0	0	683	55	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	174	0	0	0	139	0	0	0
Leasing assets	0	60	0	0	0	107	0	0
Manufacturing expenses	0	0	932	3,552	0	0	740	3,552
Fixed assets depreciation	0	0	0	15,126	0	0	0	17,122
Others events	4	255	0	270	102	23	0	449
Obsolescence provision	234	104	0	0	226	0	0	0
Particle board line provision	0	1,133	0	0	0	1,098	0	0
Unrealized profits and loss	205	166	0	0	214	131	0	0
Tax Loss	850	12,348	0	0	415	18,757	0	0
Interest capitalized Plantations	0	0	892	265	0	0	273	688
Plantations capitalized indirect cost	0	0	267	2,568	0	0	219	1,921
Capitalized financial cost	0	0	0	0	0	0	0	2,500
Forestry reserve	0	0	70	8,400	0	0	187	3,981
Others	0	0	0	0	0	0	0	0
Balance for Complementary assets amortization	(28)	(120)	(95)	(9,745)	(26)	(1,221)	(117)	(13,538)
Valuation provisions	0	(4,368)	0	0	0	(9,690)	0	0

Total	2,066	9,578	2,066	20,436	1,753	9,260	1,302	16,675

Income Taxes:

	2004	2003
Items	THUS$	THUS$

Income tax provision	(1,262)	(573)
Tax expenses Adjustment	0	0
Effect for deferred taxes of the period	7	291
Tax credit due to tax loss	(354)	0
Effect for amortization of deferred assets and liabilities complementary accounts	(129)	(86)
Effect on assets and liabilities of the changes in de valuating provisions	0	0
Others	(4)	(14)

	(1,742)	(382)

NOTE 8 – OTHER CURRENT ASSETS

The principal components are set forth below:

	2004	2003
	THUS$	THUS$

Deposits Rabobank Curacao N.V.	28,500	28,500
Interest Rabobank Curacao N.V.	24	2,336
Bonds issuance and capitalization expenses	734	0
Other	0	7

Total	29,258	30,843

The long term time deposits had accrued interests, which are presented as “Other Current Assets”; their maturity is semiannually. Besides in this entry are classified the time deposits which maturity is over 90 days.

NOTE 9 - FIXED ASSETS

a) This caption includes:

	2004				2003

	Accumulated		Year depreciation		Accumulated		Year depreciation
Fixed assets	Assets value THUS$	Depreciation THUS$	Explotation THUS$	Non-explotation THUS$	Assets value THUS$	Depreciation THUS$	Explotation THUS$	Non-Explotation THUS$

Lands	66,029	0	0	0	62,561	0	0	0
Building and infrastructure	104,583	(27,591)	(884)	(11)	102,907	(24,271)	(926)	(14)

Machinery and equipment	489,177	(145,778)	(5,218)	(54)	478,193	(125,947)	(4,786)	(11)

7 Machinery and equipment	488,414	(145,467)	(5,202)	(47)	477,200	(125,385)	(4,762)	(6)
7 Transportation equipment	763	(311)	(16)	(7)	993	(562)	(24)	(5)
7 Chilean GAAP Adjustments	0	0	0	0	0	0	0	0

Other fixed assets:	167,057	(13,633)	(256)	(334)	150,243	(13,349)	(250)	(396)

7 Plantations	124,843	0	0	0	104,106	0	0	0
7 Furniture, fixture and other	11,129	(8,393)	(54)	(110)	10,492	(8,130)	(64)	(164)
7 Spare parts	11,214	(520)	(73)	0	10,132	(1,144)	(81)	(1)
7 Transit spare parts and equipment	0	0	0	0	0	0	0	0
7 Construction in progress	10,811	0	0	0	16,938	0	0	0
7 Transit fixed assets	0	0	0	0	0	0	0	0
7 Other fixed assets	9,060	(4,720)	(129)	(224)	8,575	(4,075)	(105)	(231)

7 Fixed assets in leasing	1,144	(1,206)	(39)	0	1,731	(1,116)	(41)	0
7 Computacional systems (software)	5,972	(3,396)	(89)	(224)	4,524	(2,820)	(55)	(169)
7 Other	1,944	(118)	(1)	0	2,320	(139)	(9)	(62)

Total	826,846	(187,002)	(6,358)	(399)	793,904	(163,567)	(5,962)	(421)

Total Fixed assets	633,087	(193,759)			623,954	(169,950)

b)

From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c)

In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. This provision is presented under the account “Other Non Operating Expenses”.

d)

The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 k) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated increase value as of March 31, 2004 was THUS$27,688 (THUS$26,060 in 2003), that includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2k) to the book value after price level restatement. As indicated in the Note 2k), the parent Company and its subsidiary Forestal Argentina recognized as increased value of the fix assets the financial costs related to the plantation financing a total of THUS$142 (THUS$110 in 2003).

NOTE 10 - INVESTMENT IN RELATED COMPANIES

							Shareholder’s		Net income		Net income				Unrealized		Book value
				Number	Participation %		Equity		For the period		Accrued		VPP		Result		of investment
RUT	Investments in related companies	Country	Currency	of shares	03/31/2004	03/31/2003	03/31/2004	03/31/2003	03/31/2004	03/31/2003	03/31/2004	03/31/2003	03/31/2004	03/31/2003	03/31/2004	03/31/2003	03/31/2004	03/31/2003

96,652,640-8	Inversiones Industriales S.A.	Chile	Pesos	1,000	50.0000000	50.0000000	0	0	0	0	0	0	0	0	0	0	0	0
96,626,060-2	Forestal Río Calle – Calle S.A.	Chile	Pesos	1	0.00000000	0.00000000	0	0	0	0	0	0	0	0	0	0	0	0
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000000	50.0000000	(1,336)	(59)	(3)	(96)	(2)	(48)	0	0	0	0	0	0
99,511,350-3	Inversiones Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	50.0000000	0	0	0	0	0	0	0	0	0	0	0	0
99,505,640-2	Forestal Calle Calle S.A.	Chile	Pesos	100,000	9.0000000	50.0000000	0	0	0	0	0	0	0	0	0	0	0	0

	Total												0	0	0	0	0	0

a) Subsidiaries with negative equity

The proportional patrimonial value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

- MasNova de México S.A. de C.V.

The related company MasNova de México S.A. de C.V. presents negative shareholder’s equity at the closing of both financial statements reason for which a provision for THUS$668 and THUS$ 29 has been accounted. This investment is presented in Long Term Provisions.

- Inversiones Industriales S.A.

Inversiones Industriales S.A. and Forestal Río Calle Calle S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinued the application of the VPP method, recognizing losses up to cover the total investment

NOTE 11 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

			03/31/2004		03/31/2003
RUT	Company	Term	First three months 2004 Amortization THUS$	Total Goodwill THUS$	First three months 2003 Amortization THUS$	Total Goodwill THUS$

87,658,900-1	Maderas y Paneles S.A.	10 year	0	0	60	90
96,623,490-3	Masisa Cabrero S.A.	20 year	28	1,391	17	1,190

			28	1,391	77	1,280

Represents the higher value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

b) Negative Goodwill

			03/31/2004		03/31/2003
RUT	Company	Term	First three months 2004 Amortization THUS$	Total Negative Goodwill THUS$	First three months 2003 Amortization THUS$	Total Negative Goodwill THUS$

81,507,700-8	Forestal Tornagaleones S.A.	10 year	25	1,829	25	1,894

			25	1,829	25	1,894

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in June 27, This value will be amortized in a period of 20 years.

NOTE 12 - OTHER LONG/TERM ASSETS

The principal components are set forth below:

		2004	2003
Other long-term assets	Term	THUS$	THUS$

Bond issuance and placement cost		5,124	0
Value of market derivatives		989	0
Prepaid supplier expenses		366	618
Placacentros		677	0
Assets destined for sale (inactive)		395	498
Recoverable long term taxes and commissions		764	3,146

Total		8,315	4,262

(1)

The Company had proceed to reclassified those assets that are paralyzed or destined to be sale; in agreement with the previous, a valuation of those assets at its estimated realization value had been made by an independent valuator.

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM

		US Dollar		Other foreign		U.F.		ThCh$ no adjustment		Total
		2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
RUT	Bank o financial institution	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

	Short Term
97,004,000-5	Banco de Chile	0	0	0	0	1,584	36	0	0	1,584	36
97,006,000-6	Banco de Crédito e Inversiones	5,001	6,019	0	0	0	0	0	0	5,001	6,019
97,041,000-7	BankBoston, N.A.	0	4,013	0	0	0	0	0	0	0	4,013
97,919,000-K	ABN Amro Bank Chile	0	0	0	84	2,026	0	0	0	2,026	84
97,042,000-2	HSBC Bank Chile	3,607	3,635	0	0	0	0	0	0	3,607	3,635
97,080,000-K	Banco Bice	0	4,013	0	0	0	0	0	0	0	4,013
97,030,000-7	Bancoestado	3,060	0	0	0	0	0	0	0	3,060	0
97,051,000-1	Banco del Desarrollo	4,521	0	0	0	0	0	0	0	4,521	0
Foreign	Fleet National Bank	503	7,569	0	0	0	0	0	0	503	7,569
Foreign	ITAU BBA	0	0	2,052	0	0	0	0	0	2,052	0
Foreign	ABN Amro Bank S.A. Brasil	0	0	2,423	0	0	0	0	0	2,423	0
	Total	16,692	25,249	4,475	84	3,610	36	0	0	24,777	25,369
	Principal owed	16,600	25,100	4,475	84	3,610	36	0	0	24,685	25,220
	Rate	2.23%	2.68%	15.75%	0	2.90%	4.77%	0	0	0	0
	Long Term portion short term
96,658,480-7	Raboinvestment Chile S.A.	1,203	1,249	0	0	0	0	0	0	1,203	1,249
97,006,000-6	Banco de Crédito e Inversiones	0	0	0	0	2,360	1,995	0	0	2,360	1,995
Foreign	Security Bank	941	475	0	0	0	0	0	0	941	475
Foreign	Dresdner Bank Lateiamerica	2,052	55	0	0	0	0	0	0	2,052	55
Foreign	Citibank N.A.	314	9,231	0	0	0	0	0	0	314	9,231
Foreign	Comerica Bank	4,457	210	0	0	0	0	0	0	4,457	210
Foreign	Banco de Chile New York Branch	2,326	223	0	0	0	0	0	0	2,326	223
Foreign	The Bank of Nova Scotia	133	128	0	0	0	0	0	0	133	128
Foreign	Banco Rabobank Ireland PLC	28,544	30,841	0	0	0	0	0	0	28,544	30,841
Foreign	BankBoston Banco Multiplo	0	303	0	0	0	0	0	0	0	303
Foreign	BankBoston. N.A.	433	124	0	0	0	0	0	0	433	124
Foreign	BankBoston. N.A.	0	0	72	104	0	0	0	0	72	104
	Total	40,403	42,839	72	104	2,360	1,995	0	0	42,835	44,938
	Principal owed	38,869	38,252	72	104	2,325	1,995	0	0	41,266	40,311
	Rate	6.58%	6.7%	0	0	6.70%	6.70%	0	0	0	0

2004
%

Total amount of liabilities in foreign currency:	15.5500
Total amount of liabilities in local currency:	84.4500

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass period

		Currency	More 1 year up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	Total Long Term to close The financial Statements		Total Long Term to close The financial Statements
RUT	Bank o financial institution		THUS$	THUS$	THUS$	THUS$	THUS$	Rate	THUS$

	Short Term
96,658,480-7	Raboinvestment Chile S.A.	Dollar	3,000	4,500	5,500	0	13,000	Libor+1.875%	14,000
97,006,000-6	Banco de Credito e Inversiones	U.F.	3,488	0	0	0	3,488	6.70%	4,888
Foreign	Security Bank	Dollar	933	468	0	0	1,401	Libor+1.500%	2,333
Foreign	Dresdner Bank Lanteiamerica	Dollar	2,000	2,000	0	0	4,000	Libor+1.700%	6,000
Foreign	Comerica Bank	Dollar	4,286	4,286	2,142	0	10,714	Libor+1.350%	15,000
Foreign	Citibank N.A.	Dollar	988	0	0	0	988	5.20%	49,713
Foreign	Banco de Chile New York Branch	Dollar	4,300	4,300	4,250	0	12,850	Libor+1.250%	15,000
Foreign	The Bank of Nova Scotia	Dollar	3,750	7,500	13,750	0	25,000	Libor+1.150%	25,000
Foreign	Bank Boston	Other Currency	0	0	0	0	0	0	9

	Total		22,745	23,054	25,642	0	71,441		131,943

2004
%

Total amount of liabilities in foreign currency:	6.63
Total amount of liabilities in local currency:	93.37

The loans granted by Masisa Overseas Ltd and Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through BankBoston, that rise to the amount of US$110,023,218.88, as shown in “Promissory Notes” issued by BankBoston N.A. Nassau Branch of which are holders Masisa Overseas Ltd. and Masisa Inversiones Limitada and in “Repasses de Empréstimo Externo - Contratos de Empréstimo” signed by Masisa do Brasil Limitada of wich are beneficiaries BankBoston Banco Múltiplo S.A. and BankBoston N.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with BankBoston Multiplo S.A. and BankBoston N.A., in consideration that the documents in which this operations are established allowed to sell out them with the only advise to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previous, the interests generated by the ¨Promissory Notes¨ and by the ¨Repasses de Empréstimo Externo – Contratos de Empréstimo¨ are presented net in the statement of income.

NOTE 15 – SHORT TERM AND LONG TERM BONDS

Banco de Chile: corresponds to the placement of local bonds, issued by Masisa S.A.

Characteristics:

Series A Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 7 years, with a two year grace period for the amortization of principal, accrues interest of 5% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 10 equal and successive payments beginning June 15, 2006.

Series B Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 21 years, with a seven year grace period for the amortization of principal, accrues interest of 6.25% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 28 equal and successive payments beginning June 15, 2011.

The maximum aggregate amount placed for the sum of the first issuance of the Series A bond, with charge to the bond line, and the Series B bond, for a fixed amount, will be of UF 4,000,000.

Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds A series : in the previous year corresponds to the ones that became due and liquidated dated 15-05-2003. Bonds B series: matures in 5 yearly installments of US$9 million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Serie	Nominal amount	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaction
		outstanding				Interest Payment	Capital Payment	03/31/2004	03/31/2003	Chile or Foreign

Short term Portion of Long Term Bond
Private Placement	A	0	Dollar	7.82%		6 Months	2003	0	25,744	Foreign
Private Placement	B	9,000	Dollar	8.06%		6 Months	Annual	10,400	1,380	Foreign
Banco de Chile	A	0	U.F.	5.00%		6 Months	6 Months	983	0	Local
Banco de Chile	B	0	U.F.	6.25%		6 Months	6 Months	344	0	Local
Total Short Term Portion								11,727	27,124
Long Term Bond
Private Placement	B	36,000	Dollar	8.06%	0	6 Months	Annual	36,000	45,000	Foreign
Banco de Chile	A	2,500	Dollar	5.00%	0	6 Months	6 Months	68,221	0	Local
Banco de Chile	B	702	Dollar	6.25%	0	6 Months	6 Months	19,156	0	Local
Total Long Term Portion								123,377	45,000

NOTE 16 - PROVISIONS AND WRITE-OFFS

a) Allowance for trade accounts receivable, notes receivable, sundry debtors and inventories.

The balance of these allowances amounts to ThCh$3,589 in 2004 (ThCh$3,802 in 2003), which have been deducted from the respective captions.

b) Outstanding provisions at the end of each period:

	2004	2003
Current liabilities	THUS$	THUS$

Provision for vacation	1,310	890
Participation	21	108
Gratification	211	0
Audit provision	40	0
Forestry Services	564	564
Plan Stoppage Provision Cabrero	261	231
Import and export shipping expenses	1,374	1,559
Commissions provision	662	0
Plantation insurance	327	0
Other provisions	454	384

Total	5,224	3,736

Long –Term liabilities
Equity investment (negative equity) in
Masnova de México S.A. de C.V.	668	29

Total	668	29

NOTE 17 – MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the period
	2004	2003	2004	2003

Forestal Tornagaleones S.A.	37,600	33,257	125	(137)
Forestal Argentina S.A.	27,620	27,459	(1)	(83)
Maderas y Sintéticos del Perú S.A.C.	1	1	0	0
Total	65,221	60,717	124	(220)

NOTE 18 - SHAREHOLDERS' EQUITY

a) The movement on capital and reserve accounts during 2004 and 2003 were as follows:

	2004

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning

	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	237,022	0	59,706	127,315	18,568	0	9,613
Allocation of income	0	0	0	0	9,613	0	(9,613)
Definitive dividend of the previous exercise	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	(1,713)	0	0	0	0
Forestry reserves Increase	0	0	(85)	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	8,280
Balance	237,022	0	57,908	127,315	28,181	0	8,280

	0	0	0	0	0	0	0

	2003

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	237,022	0	47,991	117,156	18,568	0	14,579
Allocation of income	0	0	0	0	14,579	0	(14,579)
Definitive dividend of the previous exercise	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency	0	0	0	0	0	0	0
translation adjustments
Forestry reserves Increase	0	0	(778)	0	0	0	0
Price-level restatement of equity	0	0	2,174	0	0	0	0
Net income for the period	0	0	0	0	0	0	7
Balance	237,022	0	49,387	117,156	33,147	0	7

Restated balance	237,022	0	49,387	117,156	33,147	0	7

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	928,514,743	928,514,743	928,514,743

c) Capital (amount THUS$)

Series	Subscribed	Paid Capital

Unique	237,022	237,022

d) Other Reserves

1) Forest Reserves

Are originated in the subsidiaries Masisa do Brasil Limitada, Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A., due to the recognition of the grown in forestry resources. The balance as of March 31, 2004 was THUS$18,842 (THUS$17,977 2003).

2) Reserve for foreign currency translation adjustments

The composition of the accumulated adjustment for exchange differences as of December 31, 2003, corresponds to the balance, calculated as the net difference between the Consumer’s Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin N°64. The following table depicts such adjustment according to the foreign subsidiary from which it originated. Chilean investments in local functional currency have been included using the same treatment :

In March 2004, Balances are made of:

	Initial balance actualized THUS$	Exchange difference originated in the period		Balance as of 03/31/2004 THUS$
		Investment THUS$	Liabilities THUS$

Masisa Argentina S.A.	26,068	458	0	26,526
Forestal Argentina S.A.	345	0	0	345
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A. de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	(23)	11	0	(12)
Forestal Tornagaleones S.A.	11,363	(2,182)	0	9,181

	40,779	(1,713)	0	39,066

In March 2003, are as follows:

	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	334	(85)	26,317
Forestal Argentina S.A.	3,094	0	0	3,094
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A.de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	0	1	0	1
Forestal Tornagaleones S.A.	0	(1,028)	0	(1,028)

	32,188	(693)	(85)	31,410

Capital Increase

There have been no changes in capital during these periods.

Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

Dividend Paid

The following table depicts the dividends that the shareholders meeting agreed during the years 2003 and 2002:

Dividend	Date of payment	Dividend per Share	Historical Dividen

2002
N° 32	May, 2003	3.37497	3,133,706

2001
N° 31	May, 2002	6,63680	6,162,362

NOTE 19 – OTHERS NON OPERATING INCOME AND EXPENSES

a) Other non operating income:

The main concepts and balances under this heading are as follows:

	2004	2003
	THUS$	THUS$

Service income	125	0
Compensation	0	41
Leasing interest income	0	2
Duty reimbursement	0	4
Lease margin of industrial facilities	86	150
Profits for sales of fixed assets, raw materials, spare parts and materials	55	28

Total	266	225

b) Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2004	2003
	THUS$	THUS$

Allowance for doubtful accounts	132	0
Provision for non operating accounts receivable	300	0
Property rental expense	18	86
Paralyzed asset depreciation and other fixed expenses	338	199
Asset loss	26	39
Donations	8	4
Other	23	27

Total	845	355

NOTE 20 – PRICE/LEVEL RESTATEMENT

The effect of the application of price-level restatements was as follows:

	Adjustment index
		03/31/2004	03/31/2003

Assets (debit) / credit
Inventories	CPI	0	26
Fixed assets	CPI	0	562
Others non monetary assets	CPI	0	32
Charges and cost accounts	CPI	0	12

Total (debit) / credit		0	632

Liabilities (debit) / credit
Liabilities non monetary	CPI	0	(112)
Profits account	CPI	0	(12)

Total (debit) / credit		0	(124)

(Loss) Profits price/level restatement account		0	508

NOTE 21 - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	03/31/2004	03/31/2003

Cash and others	Th Ch$	327	33
Cash and others	Dollar	(28)	6
Cash and others	Other currency	(51)	(116)
Cash and others	Mexican pesos	(166)	0
Cash and others	Argentine pesos	(24)	0
Accounts receivable	Dollar	(21)	42
Accounts receivable	Th Ch$	91	(317)
Accounts receivable	Other currency	0	459
Accounts receivable	Argentine pesos	(19)	0
Accounts receivable from related companies	Dollar	(142)	0
Accounts receivable from related companies	Th Ch$	93	0
Accounts receivable from related companies	Other currency	(1)	0
Accounts receivable from related companies	Mexican pesos	113	0
Others current assets	Other currency	(49)	0
Others current assets	Mexican pesos	861	0
Others current assets	Argentine pesos	114	0
Others assets	U.F.	(311)	0
Others assets	Th Ch$	(1,011)	(45)
Others assets	Mexican pesos	4	0
Others assets	Argentine pesos	164	0
Others assets	Other currency	(50)	396

Total (debit) / credit		(106)	458

Financial liabilities	Dollar	(41)	(12)
Financial liabilities	Th Ch$	103	0
Financial liabilities	U.F.	46	217
Financial liabilities	Other currency	0	(14)
Financial liabilities	Argentine pesos	(5)	0
Financial liabilities	Real	(351)	0
Accounts payable	Th Ch$	(99)	95
Accounts payable	Mexican pesos	(630)	0
Accounts payable	Other currency	431	(185)
Accounts payable	Argentine pesos	(120)	0
Other short term liabilities	Dollar	0	5
Other short term liabilities	Th Ch$	(205)	297
Other short term liabilities	Other currency	143	(378)
Other short term liabilities	Mexican pesos	(553)	0
Other short term liabilities	Argentine pesos	(112)	0
Other short term liabilities	Sol	(1)	0
Other long term liabilities	Th Ch$	11	0
Financial long term liabilities	U.F.	206	0
Financial long term liabilities	Dollar	(222)	0
Financial long term liabilities	Argentine pesos	(23)	0
Bonds	U.F.	3,862	0
Devaluation in Forestal Argentina S.A.	Argentine pesos	44	0
Exchange differences in Masisa do Brasil Limitada	Real	0	(174)
Exchange differences in Masisa Mexico	Mexican pesos	0	(568)
Exchange differences in Masisa Perú	Sol	0	(2)

Total (debit) / credit		2,484	(719)

Total		2,378	(261)

NOTE 22 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bond issuance and placement expenses
The composition of the associated capitalized expenses included in other current assets and other long term assets are the following:

	2004 THUS$	2003 THUS$

Discounted amount of bond placement	4,550	0
Issuance taxes	1,411	0
Placement commission	87	0
Risk classification report	34	0
Registration and inscription rights	12	0
Legal fees	11	0
Other	3	0
Accumulated amortization	(250)	0

Total	5,858	0

The charge to the statement of income was of THUS$212.

NOTE 23 – DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
S	CCPE	18,000	4 Quarter 2006	Interest Rate	B	Long Term Debt	18,413	18,099	Due to banks and financial institutions	18,099	0	180

NOTE 24 – CONTINGENCIES AND COVENANTS - GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

– Forestal Tornagaleones S.A.
a)   Guarantees
As of March 31, 2004 and 2003 the Company has not give any document as guaranty

b)   Direct Guarantees
On October 15, 1999 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of March 31, 2004 is THUS$17,010 (THUS$14,267 in 2003) and the value of the land was THUS$4,700 (THUS$3,933 in 2003) . In addition, the agreement includes other clauses normally used in this kind of transactions.

c)   Indirect Guarantees
During 2001, the subsidiary became a joint and several debtor in favor of the Banco Dresdner and Banco Security issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt. Additionally the loan agreement with the Banco Dresdner establishes for the guarantor some normal obligations for this kind of operations, which are applicable on the same terms and conditions as the Banco Security credit guarantee.

In March 2004, Masisa S.A. substituted and replaced Forestal as guarantor of the Dresdner Bank loan which was modified as of the same date.

In light of the above, Banco Security placed certain obligations considered normal for this type of agreement on the guarantor of the Forestal Argentina S.A loan as of the above date.

d)   Trials
As of March 31 2004, the company have an award of damages trial against it. The plaintiff claims for CH$404,000,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A . On September 22, 2003, an initial sentence was given limiting the scope of claimed damages but the amount of compensation was not determined. The sentence was appealed by the Company and on January 19, 2004, the Appeals Court of Valdivia reviewed the lawsuit against the Company, revoked the sentence and rejected it in its entirety with costs. The accuser presented a demand that is still pending. In light of the judgement reached by the Court of Appeals in Valdivia , the Company's council does not believe the chance of success of the accuser are very great.

– Masisa S.A.

The contract relating to the issuance and placement of the bonds by Masisa in the local market establishes for Masisa and its subsidiaries certain obligations that are normal for this type of transaction. Among the terms and conditions specifically indicated in the respective bond issuance contract are : the maintenance of insurance covering the principal assets according to industry standard s; providing to the bond holders a copy of the individual and consolidated finacial statements, both quarterly and anually, of the issuer and its subsidiaries that correspond to the rules aplicable to public corporations, and copies of risk clasification reports; maintain current the accounting of the issuer and its subsidiaries; conduct arms length transactions with its subsidiaries; prohibits providing financing to any entity of the group that is not the issuer or subsiduary of the issuer; maintain on a quarterly basis, beginning December 31, 2003, a level of indebtedness, defined as the ratio of liabilities to shareholders equity, and measured using the values provided in both its consolidated and individual financial statements, no greater thatn .9 times, according to the terms and conditions that are established in the bond issuance contracts, respectivley.

Indirect Guarantees

On March 18, 2004, the Company became a co-debt holder and signatory to Banco Dresdner for the loan received from the said bank in 2001 by the Company's subsidiary Forestal Argentina S.A. The loan was designated for financing of new plantations, the purchase of land and the restructuring of its financial debt. As of the same date, the loan agreement was modified and establishes for the guarantor certain normal obligations for this type of agreement.

The Company is in compliance with all of these obligations as of the date of the financial statements.

– Masisa Overseas Ltd.
The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. This loans establishes the fulfillment of some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintenance of Properties needed for the normal course of business.
  The forbiddance to giving some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  The fulfillment of the “Covenants” established in other loans agreements of the Company and/or its subsidiaries - “Cross default”.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company's assets with the exception of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.
  The forbiddance to make some speculative transactions over commodities and/or forwards., and, other “Covenants” individualized afterwards.

The obligations relative to financial indexes must be calculated over a consolidated financial statement basis

Promissory Notes from Private Placement

In connection with loans obtained in a private placement in the United States during 1997, the Company and its subsidiaries, Masisa Overseas Ltd, are contractually committed to maintain certain covenants, which are summarized as follows:

  Compliance with all laws
  Maintenance of insurance on properties and businesses
  Maintenance of properties in good repair, working order and condition
  Compliance with financial indexes
  Leverage Ratio not higher than 1
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to the sum of  ThCh$145,843,116.
  Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)
  Maintenance of the 100.00% of the ownership in the shareholders' equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.
  Forbiddance to some transactions with related parties
  Make extensible to the owners of the bonds the new real guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

Comerica Bank

The loan entered by the Company with Comerica Bank for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain e insurance over their principal assets following the industry standards.
  The Company must maintain updated accounting books for the parent and its branches companies.
  The Company must follows the current laws and regulations.
  The Company must accomplish and pay all the obligations derivate of loan agreements.
  Maintenance of the normal continuousness of the Company
  The forbiddance to some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.
  To do transactions with the branch subsidiaries at market conditions.
  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.
  To limit the indebtedness and lending grants in accordance to the conditions settled in the contract
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to UF 14,800,000.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

Banco de Chile

The loan entered by the Company with The Banco de Chile for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to UF 14,800,000.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company's participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MMUS$25, in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
  The Company must maintain a hedge over financial expenses not lower than 3 .
  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to UF 14,800,000.
  The forbiddance to sell, rent, transfer or other kind of alienation of the company's participation in the property of its subsidiaries, except in the conditions settled in the agreement.
  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.
  The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

Citibank N.A.

In December 2003, the Company paid its outstanding debt of US$58 million with Citibank N.A. and was consequently free of all obligations with the respective contract.

The credit contracts of Masisa Overseas Ltd. Before individualized, establish acceleration clauses en case of noncompliance with any of its obligations

– Inversiones Coronel Limitada

Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not made provisions accounts for this concept due to that, in aggregate the advisers considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

– Forestal Argentina S.A.

The loans entered by the Company with Banco Dredner A.G. and Banco Security and received during 2001 include some obligations that are normal in this kind of agreement. With respect to the Banco Security credit, the same terms and obligations apply as the terms and obligations indicated in the contract with Banco Dresdner.

In March 2004, the terms of the contract were modified with Dresdner Bank.

As of the date above, the covenants affecting the Company were as follows:

  The ratio between EBITDA and financial expenses must be higher or equal to 1.2 times.
  Maintenance of a shareholder's equity not lower than US$ 37,000,000

In case of a default in any obligation, any of the banks could demand the immediate payment of the debt, as if were of past due date and currently due, all of this, notwithstanding the others Banks rights.

The following table resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	03/31/2004	03/31/2003	03/31/2005	Assets	09/30/2006	Assets	03/31/2007	Assets
Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Suretyship	Net Worth	14,203	14,203	15,249	4,203	0	4,500	0	5,500	0
Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	2,342	2,342	2,808	1,874	0	468	0	0	0
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	6,052	6,052	6,055	4,052	0	2,000	0	0	0
Banco de Chile New York Branch	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	15,176	15,176	15,223	6,626	0	4,300	0	4,250	0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	15,171	15,171	15,210	8,742	0	4,286	0	2,143	0
Citibank N.A.	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	1,302	1,302	58,944	1,302	0	0	0	0	0
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	25,133	25,133	25,128	3,883	0	7,500	0	13,750	0
Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	46,400	46,400	72,124	19,400	0	9,000	0	9,000	0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	2,423	2,423	84	2,423	0	0	0	0	0
ATAU BBA	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	2,052	2,052	0	2,052	0	0	0	0	0
BankBoston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	72	72	113	72	0	0	0	0	0
Banco del Desarrollo	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	4,521	4,521	0	4,521	0	0	0	0	0
Banco de Boston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	503	503	7,569	503	0	0	0	0	0

NOTE 25 –LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.

The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company's business activities amounting to THUS$8,662 (THUS$5,386 in 2003).

Forestal Tornagaleones S.A.

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company's business activities amounting to THUS$680 at March 31, 2004. (THUS$262 in 2003)

NOTE 26 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount
Account	Currency	03/31/2004	03/31/2003

Cash	ThCh$ not adjustable	150	763
Cash	US$	3,736	1,126
Cash	ThAr$	355	156
Cash	Re	795	260
Cash	Euro	0	1,191
Cash	Mexican pesos	1,168	0
Cash	Sol	7	0
Time deposit	US$	300	8,665
Time deposit	Re	0	778
Marketable securities (net)	U.F.	0	1,859
Marketable securities (net)	ThAr$	0	250
Account receivable	ThCh$ not adjustable	14,945	15,417
Account receivable	US$	24,876	12,567
Account receivable	ThAr$	1,098	1,002
Account receivable	Sol	17	0
Account receivable	Re	13,187	9,631
Account receivable	Mexican pesos	13,310	7,625
Notes receivable	ThCh$ not adjustable	3,052	2,466
Notes receivable	US$	45	3,426
Notes receivable	ThAr$	1,304	1,189
Notes receivable	Sol	3,820	0
Notes receivable	Re	0	4
Sundry debtors	ThCh$ not adjustable	2,804	1,098
Sundry debtors	Euro	485	0
Sundry debtors	US$	1,019	1,930
Sundry debtors	ThAr$	792	884
Sundry debtors	Sek	0	32
Sundry debtors	Re	975	1,066
Sundry debtors	Mexican pesos	82	75
Sundry debtors	Sol	18	0
Notes and accounts receivable from related companies	US$	3,152	2,107
Inventories	Adjustable ThCh$	4,701	5,996
Inventories	US$	71,223	61,882
Recoverable taxes	Adjustable ThCh$	700	2,843
Recoverable taxes	US$	2,748	46
Recoverable taxes	ThAr$	4,802	5,409
Recoverable taxes	Sol	95	161
Recoverable taxes	Re	269	1,322
Recoverable taxes	Mexican pesos	1,581	3,955
Prepaid expenses	ThCh$ not adjustable	2,358	1,656
Prepaid expenses	US$	481	725
Prepaid expenses	ThAr$	352	169
Prepaid expenses	Sol	79	0
Prepaid expenses	Re	1,129	745
Prepaid expenses	Mexican pesos	79	0
Deferred taxes	ThCh$ not adjustable	0	451
Others currents assets	U.F.	734	0
Others currents assets	US$	28,524	30,843
Fixed assets	Adjustable ThCh$	85,296	109,644
Fixed assets	US$	547,791	514,310
Investments in other companies	Adjustable ThCh$	6	5
Investments in other companies	US$	4	183
Goodwill	US$	1,391	1,280
Negative goodwill	US$	(1,829)	(1,894)
Long term receivables	US$	481	591
Long term receivables	ThCh$ not adjustable	0	83
Long term receivables	ThAr$	189	282
Long term receivables	Re	512	444
Notes and accounts receivables from related companies	US$	2,997	3,297
Others	U.F.	5,409	0
Others	ThCh$ not adjustable	429	428
Others	ThAr$	703	3,308
Others	US$	989	0
Others	Mexican pesos	785	526
Total Assets
	ThCh$ not adjustable	24,251	22,362
	US$	687,928	641,084
	ThAr$	9,595	12,649
	Re	16,867	14,250
	Euro	485	1,191
	Mexican pesos	17,005	12,181
	Sol	4,036	161
	U.F.	6,143	1,859
	Sek	0	32
	Adjustable ThCh$	90,703	118,488

b) Currents Liabilities

The breakdown of all foreign currency accounts is as follows:

		Until 90 days				90 days to 1 year
		03/31/2004		03/31/2003		03/31/2004		03/31/2003
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Due to banks and financial institutions short/term	U.F.	3,610	2.19%	36	0	0	0	0	0
Due to banks and financial institutions short/term	US$	5,070	2.45%	1,106	2.85%	11,622	3.63%	24,143	2.62%
Due to banks and financial institutions short/term	Re	4,475	15.75%	84	0	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	0	0	0	2,360	6.70%	1,995	6.70%
Short/term portion of long/term liabilities to banks and financial institutions	US$	32,308	7.55%	8,577	3.28%	8,095	2.70%	34,262	2.89%
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	8	0	23	0	64	0	81	0
Short term portion of long term Bond	U.F.	1,327	0	0	0	0	0	0	0
Short term portion of long term Bond	US$	10,400	8.06%	27,124	7.82%	0	0	0	0
Long/term liabilities due within one year	US$	75	10.50%	72	10.52%	245	10.50%	242	10.59%
Dividends payable	ThCh$ not adjustable	199	0	157	0	0	0	0	0
Accounts payable	ThCh$ not adjustable	6,743	0	9,877	0	0	0	0	0
Accounts payable	US$	6,408	0	2,978	0	0	0	0	0
Accounts payable	ThAr$	1,987	0	3,413	0	0	0	0	0
Accounts payable	Re	3,203	0	2,683	0	0	0	0	0
Accounts payable	Euro	9	0	211	0	0	0	0	0
Accounts payable	English pounds	5	0	0	0	0	0	0	0
Accounts payable	Sol	47	0	0	0	0	0	0	0
Accounts payable	Mexican pesos	2,276	0	3,093	0	0	0	0	0
Sundry creditors	ThCh$ not adjustable	50	0	0	0	0	0	0	0
Sundry creditors	US$	1,780	0	967	0	0	0	0	0
Sundry creditors	Sol	27	0	0	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	104	0	750	0	0	0	0	0
Notes and accounts payable to related companies	US$	3,741	0	1,254	0	0	0	0	0
Provisions	ThCh$ not adjustable	1,748	0	578	0	0	0	234	0
Provisions	US$	0	0	0	0	1,107	0	1,168	0
Provisions	ThAr$	589	0	71	0	0	0	276	0
Provisions	Re	1,280	0	834	0	0	0	0	0
Provisions	Sol	36	0	19	0	0	0	0	0
Provisions	Mexican pesos	464	0	556	0	0	0	0	0
Withholdings	ThCh$ not adjustable	861	0	367	0	0	0	0	0
Withholdings	US$	5	0	1	0	0	0	0	0
Withholdings	ThAr$	1,030	0	1,080	0	0	0	0	0
Withholdings	Re	466	0	488	0	0	0	0	0
Withholdings	Sol	3	0	3	0	0	0	0	0
Withholdings	Mexican pesos	171	0	90	0	0	0	0	0
Income tax	ThCh$ not adjustable	0	0	3,316	0	0	0	0	0
Income tax	US$	0	0	951	0	0	0	242	0
Income tax	Mexican pesos	0	0	12	0	0	0	0	0
Unearned	ThCh$ not adjustable	3	0	2	0	0	0	40	0
Other currents payable	ThAr$	9	0	0	0	0	0	6	0
Other currents payable	Re	0	0	1,093	0	0	0	0	0
Other currents payable	Mexican pesos	0	0	281	0	0	0	0	0

Total current liabilities
	U.F.	4,937	0	36	0	2,360	0	1,995	0
	US$	59,787	0	43,030	0	21,069	0	60,057	0
	Re	9,424	0	5,182	0	0	0	0	0
	ThAr$	3,623	0	4,587	0	64	0	363	0
	ThCh$ not adjustable	9,708	0	15,047	0	0	0	274	0
	Euro	9	0	211	0	0	0	0	0
	English pounds	5	0	0	0	0	0	0	0
	Sol	113	0	22	0	0	0	0	0
	Mexican pesos	2,911	0	4,032	0	0	0	0	0

c) Long-Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	3,488	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	US$	46,060	2.64%	21,893	2.72%	0	0	0	0
Bonds	U.F.	13,644	5.00%	27,288	5.00%	31,393	5.17%	15,052	6.25%
Bonds	US$	18,000	8.06%	18,000	8.06%	0	0	0	0
Sundry creditors	ThCh$ not adjustable	16	0	0	0	0	0	1,343	0
Sundry creditors	US$	28	10.50%	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	0	0	1,679	0
Sundry creditors	Re	8,110	0	1,043	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	668	0
Deferred taxes	US$	0	0	0	0	0	0	4,818	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	2,074	0
Deferred taxes	Re	0	0	0	0	0	0	3,966	0
Total long-term liabilities
	U.F.	17,132	0	27,288	0	31,393	0	15,052	0
	US$	64,088	0	39,893	0	0	0	5,486	0
	ThCh$ not adjustable	16	0	0	0	0	0	3,930	0
	ThAr$	0	0	0	0	0	0	1,679	0
	Re	8,110	0	1,043	0	0	0	3,966	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	3,910	6.70%	978	0	0	0	0	0
Due to banks and financial institutions	US$	65,530	5.85%	61,516	8.97%	0	0	0	0
Due to banks and financial institutions	ThAr$	9	0	0	0	0	0	0	0
Bonds	US$	18,000	8.06%	18,000	8.06%	9,000	8.06%	0	0
Sundry creditors	ThCh$ adjustable	0	0	0	0	0	0	1,255	0
Sundry creditors	US$	347	10.59%	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	0	0	1,449	0
Sundry creditors	Re	0	0	4,547	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	29	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	2,201	0
Deferred taxes	US$	0	0	0	0	0	0	4,597	0
Deferred taxes	ThAr$	0	0	0	0	0	0	617	0
Total long-term liabilities
	U.F.	3,910	0	978	0	0	0	0	0
	US$	83,877	0	79,516	0	9,000	0	4,626	0
	ThAr$	9	0	0	0	0	0	2,066	0
	ThCh$ adjustable	0	0	0	0	0	0	1,255	0
	Re	0	0	4,547	0	0	0	0	0
	ThCh$ not adjustable	0	0	0	0	0	0	2,201	0

NOTE 27 – SANCTIONS

During the period covered by this financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 28 – SUBSEQUENT EVENTS

Between March 31, 2004 and the emission date of this financial statements (April 20, 2004), no significant event that affects the financial situation of the company have taken place.

NOTE 29 – ENVIRONMENTAL

ENVIRONMENTAL CONSOLIDATED NOTE AS OF MARCH 31 2004

The company focuses its environmental policies through 2 perspectives,

1) Legal Aspects
Concentrate all subjects related to authorization requests and certifications related to environmental matters.

2) Environmental management and Clean production
Under the concept that each process may be improved through an responsible y adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.
The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of March,31, 2004

•  Masisa Chile

Certification SCS implementation (Scientific Certification System) MDF facilities, Argentina, Brazil and Chile . Budget THCH$40.000 Invested THCH$0.6.

Implementation and Certification by the ISO 14,001 International Norm of the Environmental Management Systems of all the industrial facilities during 2003:

–  Chiguayante facility

Implementation and Certification of the SGA ISO 14,001. Budget THUS$51.98 Invested THUS$38.11.

–  Cabrero facility

Implementation and Certification of the SGA ISO 14,001. (2° Stage) Budget THUS$24.07 Invested THUS$8.72

–  Puschmann facility

Dated April 24 2003, Carlos Puschmann facility submit its Environmental Management System (SGA) developed and implemented between July 2002 and April 2003, to the initial Certification auditing. The development and evaluation of the SGA in conformity with the ISO 14,001 Norm was done by the company Det Norske Veritas and certified by the Dutch organism RVA. This allows the plant to be the first one of particle boards in Latin America and the first one of Masisa S.A. that obtains the Certification of its SGA by the ISO 14,001 Norm.

Masisa Brazil

BRPGR-02/11 Replacement of the natural gas by wood residuals, in the dust factory. Change of non renewal energy for a renewal one. Budget THUS$1,075.40 Invested THUS$1,006.05.

Improvements SGI – ISO 14001 e OSAS 18001. Budget actual THUS$225.95 Invested THUS$224.885.

Masisa Argentina S.A. – Concordia facility

Implementation of the norm ISO 14001 . Budget THUS$91.64 Invested THUS$90.74

Masisa Mexico – Durango facility

Change of transport chain under cyclones L-2. The environmental effect consists of reduce environmental pollution.
Budget THUS$15.00 Investment THUS$12.43
Change of feeding band sifter L-1. The environmental effect consists of reduce environmental pollution.
Budget THUS$10.00 Investment THUS$8.80

Change of covers and ducts with chios escape L-1 and L-2. The environmental effect consists of reduce environmental pollution.
Budget THUS$12.00 Investment THUS$10.99

Reparation of roofs and installation of transparent plastics principal nave.
The environmental effect consists of reduce the electric energy consume, using natural light.
Budget THUS$16.00 Investment THUS$6.50

Chips transport to dryer L-1. The environmental effect consists of reduce environmental pollution.
Budget THUS$15.00 Investment THUS$12.46

Control of dust burn L-2 (eliminates partially the use of petroleum ). The environmental effect consists of reduce environmental pollution for combustion gases
Budget THUS$ 10.00 Investment THUS$7.87

Reduction of formaldehyde emissions in presses L-1 and L-2.
Labor environmental effect reducing formaldehydes emissions inside the nave and making more efficient the discharge outside it, besides a stand for the operator of the L-1 will be constructed in order to isolate him of the direct exposure to formaldehydes emissions.
Budget L-1: THUS$70.00 Investment THUS$51.70

Connection Line 2 Dryer –Line 1 Dries Silos
Environmental effect: diesel consumption reduction and emissions reduction to the atmosphere stopping line 1 dryer.
Budget THUS$712.73 Invested THUS$701.82

Implementation and Certification of the SGA ISO 14,001 and of the OHSAS Security System. Budget THUS$75.00 Invested US$11.41

Only one ADI was created for the environmental and security certification.

Forestal Tornagaleones S.A.

From April 2001, this subsidiary started the ISO 14001 certification process, that implies the creation of an environment management system. During 2002 exercise, the implementation and evaluation of this System continues, looking forward to the auditing Certification in the 2003 exercise.

Dated may 28 2003, the Company submit its Environmental Management System (SGA) developed and implemented during 2002, to the initial Certification auditing. The development and evaluation of the SGA in conformity with the ISO 14,001 Norm was done by the company Det Norske Veritas and certified by the Dutch organism RVA.
This ended in the ISO 14,001 Certification for the next three years, of the environmental management of the processes of the Company that includes the “Establishment, manage and harvest of its forests”.

Since July 2003, the Company started the development of an integral manage plan that involves the principles of ¨Forest Stewardship Council (FSC) and the design of a Security and Work Health Management system (SGSSO) based on norm OSHAS 18001.

As of December 12, 2003, the Company has begun the initial auditing of sustainable management. The development and evaluation of the Company's compliance with the FSC principles was conducted and certified by the English company, Woodmark Soil Association.

On February 4, 2004, the Company certified the sustainable forest management of its forest plantations under the FSC standard. The certification involved the following products: peeling, saw and pulp logs from native species, Eucalyptus and Radiata Pine. Immediately following, the development of a work plan was initiated in order to certify the custodial chain of saw logs of Radiata Pine for the production of rotary veneer. At the same time, the implementation of the integrated management system has continued which combines the Company's environmental, social, health and occupational security management. The system will be submitted during the current year to the certification auditor of the OHSAS 18,001 Occupational Health and Safety Management Systems.

For the development and implementation of this project, the Company has spent, as of the current date, THUS$256.96 (THUS$77.31 en 2002, THUS$125.83 and THUS$53.82 in 2003). The budget committed for 2004 is approximately THUS$167.31.

Forestal Argentina S.A.

The subsidiary Forestal Argentina S.A. has incurred in expenses THUS$12.7 during the first quarter of 2004 and spent THUS$81.80 2003 on environmental protection. These investments are part of an integrated system of environmental management that has been implemented and will be certified during 2004.

En the region of Corrientes , a study of 6 new sites was completed and are ready to be institutionalized as new Natural Reserves; and the same is also true for the properties La Flroida II , Santo Domingo , La Yunta, Tres Cerros and Buena Vista II that together total approximately 2,500 hectares of reserves. Also, the necessary work was completed to establish a biological corridor from the Ayui Nature Reserve and an interpretive manual was written.

The environmental impact monitoring continued en the Buena Vista II property and some of the measurement variables were extended to other properties.

Projects completed in 2004

Masisa Chile

Planta Mapal

Implementation and Certification of the SGA ISO 14,001. Budget THUS$72.58 Invested THUS$71.14.

Planta Ranco

Implementation and Certification of the SGA ISO 14,001. Budget THUS$73.37 Invested THUS$73.79

Masisa Argentina – Planta Concordia

Ventilation system for particle boards shed 1 and 2. Budget THUS$146.64 Invested THUS$137.60.

Masisa Brazil

Implementation and Certification of the SGA ISO 14,001. Budget US$ 90,844 InvestedUS$52,648.

Water treatment pond, to utilize rains waters in the process. Budget THUS$473.35 Invested THUS$466.05.

Masisa Mexico – Durango facility

Isolation of termic oil ducts in presses L-1 and L-2. The environmental effect consists of reduce fire risks.
Budget THUS$5.50 Investment THUS$10.49.

Projects ended in 2003

MASISA CHILE

Paving stones installation in chips central. Budget THUS$29.41 Invested THUS$30.04.

Riles pond agitator, Cabrero facility. Budget THUS$17.09 Invested THUS$14.43.

Chip's water wash clean. Budget THUS$48.12 Invested THUS$45.00

Mud press sheet clean, Cabrero . Budget THUS$26.00 Invested THUS$23.78.

Rain waters evacuation, Puschmann . ISO 14001 Norm Budget THUS$9.23 Invested THUS$9.41.

Improvements in formaldehyde gases evacuation. Budget THUS$8.03 Invested THUS$6.32.

Containers construction. ISO 14001 Norm. Budget THUS$5.92 Invested THUS$5.08

Contractor's cafeteria and sewage improvement, Puschmann. Budget THUS$1.49 Invested THUS$1.14

Implementation and Certification of the SGA ISO 14,001, Puschmann. (2° Stage) Budget THUS$24.41 Invested THUS$21.95.

Masisa Argentina S.A.

Closing shed construction in sawdust unload and storing zone, avoiding the scattering of the dust during the unload. Budget THUS$23.56 Invested THUS$24.87.

Rain waters drain construction in Rucci street , avoiding this waters to flow into neighbors houses and lands. Budget THUS$ 38.00 Investment THUS$38.10.

Enlargement of the liquid effluent plant; allowing bigger operating reliability to the primary effluent plant. Budget THUS$ 90.00 Investment THUS$92.93.

Change in the reception bucket of the energy plant; allows the reception of wood residuals in order to use them as fuel, avoiding residuals piles formation that produce dust. Budget THUS$7.50 Investment THUS$7.46.

Closing of rejection walls zone, in particle board drier yard, this contains dust in certain stages of the process. Budget THUS$ 5.75 Investment THUS$5.75.

Plantation of two new green curtains (approx. 2,000 trees of different kind) inside the plant, parallels to Rucci street , in order to bring additional barrier to noise and wind. Budget THUS$7.76. Investment THUS$5.08.

Increase in the industrial effluents plant of the MDF line in order to improve the effluents. Budget THUS$90.00. Investment THUS$92.88.

Construction of pluvial pipes to improve the Rucci street drained, sawdust shed closing to lower the air contamination, waste chipper machine incorporating them to the process. Budget THUS$97.05 Invested THUS$105.20.

Masisa Mexico

Production offices (1 and 2 floor), technical archive, training, internet and laboratory rooms
With the purpose of improve the health conditions and social welfare of the workers.
Budget THUS$125.00 Investment THUS$124.96.
Habilitation Sander L-1. (Project ended)
Optimization of hand work and electric energy reducing from 2 sanding lines to only one, improvement in dust aspiration (reduction of environmental pollution).
Budget: THUS$489.37 Invested: THUS$460.81.

Green Zone. (Project ended)
Optimum classification of raw materials and modification of transport to reduce environmental pollution.
Budget: THUS$916.25 Invested: THUS$736.88.

Change of sieve and clasificator (Project ended)
The environmental effect consists of reduce environmental pollution, with the separation of the dust to send it to the burner and use it as fuel, besides the reduction of the use of fuel, reduces fuel emissions. Optimization in the resin consume.
Budget: THUS$737.67 Invested: THUS$728.87.

Isolation of termic oil ducts in presses L-1 and L-2. The environmental effect consists of reduce fire risks.
Budget THUS$5.50 Investment THUS$10.49.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2004

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.